GREAT LAKES AVIATION, LTD.

1022 AIRPORT PARKWAY

CHEYENNE, WY 82001

VIA EDGAR	December 5, 2013

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Lakes Aviation, Ltd.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 26, 2013
File No. 000-23224

Dear Ms. Cvrkel:

We are responding to the letter from the staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) dated November 25, 2013. Our response follows the comments included in your letter, which are presented in boldface type.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 26

Accounting for Maintenance Deposits, page 27

(h) Maintenance Deposits, page 39

1. We note your response to our prior comment number 1 but continue to have concern regarding the accounting treatment used for the $1.5 million of maintenance deposits and the $.3 million of accounts receivable associated with maintenance activity performed on the aircraft and reimbursable by the lessor, that were forfeited in connection with the termination of the lease agreements, and that have been capitalized by the Company as part of the cost of the aircraft acquired. With regard to this transaction, please address the following:

•	Please tell us if the maintenance deposits reflected in your financial statements at the time of the early lease termination were expected to be reimbursed by the lessor over the original remaining lease term prior to your decision to negotiate an early termination of the related leases.

Linda Cvrkel

U.S. Securities and Exchange Commission

December 5, 2013

•	Please explain why the $.3 million of receivables associated with maintenance activities that had been performed on the aircraft had not yet been reimbursed by the lessor.

•	Please indicate whether the purchase price for the aircraft included in the purchase contract specifically included or referenced the maintenance deposits and receivables that were to be forfeited as part of the purchase price.

The maintenance deposits reflected in the Company’s financial statements at the time of the early lease termination were expected to be reimbursed by the lessor over the original remaining lease term prior to our decision to early terminate the lease and purchase the aircraft. The forecasted reimbursable maintenance for these two aircraft that was probable of occurring prior to completion of the lease term was sufficient to recover the full amount of the recorded maintenance deposit prior to the lease termination. In addition, the Company was economically incented to perform the remaining maintenance services necessary to receive the full deposit, such that it would not have returned the aircraft to the lessor at the end of the lease term without performing the specified maintenance. The contractual reimbursement rates were based on rates that would be incurred when using a third party maintenance contractor. In many instances, the Company was able to complete the allowable maintenance at rates that were lower than the contractual reimbursement rates. The reimbursement of the performed maintenance also helps the company recover fixed labor and overhead rates that it would incur regardless of whether the maintenance was performed.

With respect to the $0.3 million of receivables associated with maintenance activities that had been performed and not yet reimbursed by the lessor, these balances resulted from the regular claim process, and the lag between the time when the maintenance services were performed and the amounts were received from the lessor. Payment of amounts by the lessor ceased when the parties began negotiations over the purchase of the aircraft. However, there was never uncertainty regarding whether the Company was entitled to collect these amounts or whether the collectability was reasonably assured.

The purchase agreement specifically included the maintenance deposits and receivables that were to be forfeited as part of the purchase price. Total consideration for the early termination of the lease and the purchase of the aircraft, as specified in the agreement, consisted of $1,750,000 in cash and the application of $2,607,873 of maintenance deposits held by the lessor. The $2,607,873 of maintenance deposits included in the purchase agreement was inclusive of both the $2.2 million of amounts classified as maintenance deposits and the $0.3 million of amounts classified as receivables from the lessor (with a difference due to rounding).

Per your request the Company will supplementally provide you with a copy of the Aircraft Sale and Purchase Agreement for your review. Furthermore, the Company notes the Staff’s comment and advises the Staff that future filings will contain a more detailed explanation of the early lease termination and purchase of the aircraft in our discussion of maintenance deposits.

Linda Cvrkel

U.S. Securities and Exchange Commission

December 5, 2013

We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (307) 432-7030.

Sincerely,

/s/ Michael O. Matthews

Michael O. Matthews

Chief Financial Officer

cc:	Charles Howell, IV
Chief Executive Officer
Douglas Voss
President and Chairman
Joseph T. Kinning, Esq.